UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011.

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                    to                     .

Commission file number 000-51217

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LANDS’ END, INC. RETIREMENT PLAN

LANDS’ END LANE

DODGEVILLE, WI 53595

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION

3333 BEVERLY ROAD

HOFFMAN ESTATES, IL 60179

Lands’ End, Inc. Retirement Plan

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee

Lands’ End, Inc. Retirement Plan

Dodgeville, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Lands’ End, Inc. Retirement Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lands’ End, Inc. Retirement Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Schaumburg, Illinois

June 25, 2012

Lands’ End, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at Fair Value:
Sears Holdings Stock Fund	$234,074	$458,544
Registered Investment Companies	131,632,973	137,380,044
Common/Collective Trust Funds	94,830,507	93,576,928

Total Investments at fair value	226,697,554	231,415,516

Receivables:
Notes Receivable from Participants	2,987,263	2,801,150
Due from Broker for Securities Sold	171,621	124,798

Total Receivables	3,158,884	2,925,948

Cash	279,369	224,013

Total Assets	230,135,807	234,565,477

Liabilities:
Due to Broker for Securities Purchased	450,874	348,812

Total Liabilities	450,874	348,812

Net Assets Available for Benefits at fair value	229,684,933	234,216,665

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(1,084,910)	(115,271)

Net Assets Available for Benefits	$228,600,023	$234,101,394

See Notes to the Financial Statements

Lands’ End, Inc. Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions (Deductions) to Net Assets Attributed to:
Investment Income (Loss):
Net Appreciation (Depreciation) in Fair Value of Investments
Sears Holdings Stock	$(302,324)
Registered Investment Companies	(5,139,115)
Common/Collective Trust Funds	(648,923)
Other Income	358,031
Dividend and Interest Income	1,018,084
Less: Investment expenses	(363,773)

Net Investment Loss	(5,078,020)

Interest Income on Notes Receivable from Participants	143,846

Contributions
Employer Matching Contributions	3,625,246
Participants’ Contributions	10,207,814
Rollovers	626,749

Total Contributions	14,459,809

Total Additions	9,525,635

Benefits Paid to Participants	(15,027,006)

Net Decrease	(5,501,371)

Net Assets Available for Benefits
Beginning of Year	234,101,394

End of Year	$228,600,023

See Notes to Financial Statements

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 1. Description of Plan

The following description of the Lands’ End, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Lands’ End, Inc. (the Company) who are at least 19 years of age (for “regular” part-time and salaried employees) or are at least 19 years of age and have completed 1000 hours of eligible service for the first year of hire, first year of re-hire, or in any plan year (for flexible part-time, seasonal and temporary employees). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Pension Protection Act of 2006. In June 2002, the Company became a wholly owned subsidiary of Sears, Roebuck, and Co. (Sears). In March 2005, Kmart Holding Corporation through its wholly owned subsidiary, Sears Holdings Corporation (Holdings), acquired, by merger, all of the outstanding stock of Sears; thus, the Company became an indirect, wholly owned subsidiary of Holdings.

Contributions: Each year, participants may contribute up to 75 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers an automatic enrollment feature. Participants may affirmatively elect whether or not to make elective contributions. Active participants who do not revoke their elective contributions shall contribute a minimum of three percent of compensation. Unless otherwise revoked, effective April 1 of each plan year, a participant’s elective contributions will increase one percent until a minimum of six percent is reached. The Company contributes up to 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing contributions may be contributed at the discretion of the Holdings’ Board of Directors and are allocated to each participant’s account based on their eligible compensation level (subject to certain Internal Revenue Service (IRS) limits) in relation to all participants’ compensation. These contributions are participant directed based on the investment options selected by the participant. There were no profit sharing contributions for the year ended December 31, 2011. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant’s earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are vested immediately in their contributions, employer contributions, and actual earnings thereon.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options daily.

Notes Receivable from Participants: Participants have two loan options available through the Plan. The first is a hardship loan that follows federal guidelines for traditional 401(k) loan reasons where one may borrow from their fund account, a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The second loan option is a general purpose loan where one may borrow against their 401(k) contributions for any reason. Subject to the above limitations, the minimum is $1,000 up to a maximum of $5,000 or the amount one has contributed to the Plan, whichever is less. The aggregate principal amount of all loans may not exceed the lesser of $50,000 or 50% of the participant’s total vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4.25 percent to 10.0 percent, which are commensurate with the local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions. Loans for other reasons than the purchase of a primary residence must be repaid within 5 years.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 1. Description of Plan (Continued)

Payment of Benefits: On termination of service, due to death, disability, retirement or termination, a participant may receive a lump sum distribution equal to the value of the participant’s vested interest in their account or roll it over into another qualified retirement plan. Participants experiencing financial hardship may withdraw a portion of their account balance as defined in the Plan agreement.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition: The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fully Benefit-Responsive Investment Contracts: In accordance with Generally Accepted Accounting Principles (GAAP) fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through common/collective trust funds. As required by GAAP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common/collective trust funds as well as the adjustment of the investment in the common/collective trust funds from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Recent Accounting Pronouncements:

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 requires new disclosures regarding transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. It also clarifies existing disclosure requirements regarding the level of disaggregation in certain disclosures, inputs, and valuation techniques used in FASB ASC 820, Fair Value Measurements and Disclosures. The Plan adopted all of the requirements of this update on January 1, 2010, its effective date, except for the requirement regarding activity in Level 3 fair value measurements which had a later effective date under the provisions of ASU 2010-06, and became effective on January 1, 2011 and was adopted on that date. The 2011 disclosure requirement had no impact on the Plan’s fair value disclosures.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Pending Accounting Pronouncement:

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs) (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurements requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Payment of Benefits: Benefits are recorded when paid.

Administrative Expenses: All administrative expenses for the Plan are paid by the Company, except certain equity fund expenses that are netted against participants’ investment yield.

Note 3. Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31
	2011	2010
Investment at fair value as determined by fund sponsor:
Common and collective trust funds:
Manning & Napier Retirement Target 2020 Investment Trust Fund	$13,926,015	$13,143,889
Manning & Napier Retirement Target 2030 Investment Trust Fund	20,194,757	19,958,029
Investment at fair value as determined by quoted market price:
Registered investment companies:
Dodge & Cox Stock Fund	16,126,269	18,097,689
Vanguard Institutional Index Fund	13,775,389	14,210,438
American EuroPacific Growth Fund	14,777,574	17,560,726
T. Rowe Price Growth Stock Fund	48,943,369	51,463,784
Investment at contract value as determined by fund sponsor:
Common and collective trust funds:
Wells Fargo Stable Return Fund N2	41,720,048	—
RiverSource Trust Income Fund II	—	42,684,530

Note 4. Fair Value Measurements

The Plan follows the required provisions under GAAP that define “fair value”, establish a framework for measuring fair value in the application of GAAP, and expand disclosure about fair value measurements. The provisions provide that fair value is a market based measurement and not an entity specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). The provisions establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. The three levels of the fair value hierarchy are described below:

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 4. Fair Value Measurements (Continued)

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile, and therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investment Companies (Mutual funds): Valued at the net asset value (NAV) of shares held by the Plan at year end as determined by quoted market price.

Common/ Collective Trust Funds: Valued based on information reported by the investment advisor using the financial statements of the common/collective trust at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level and major category within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2011.

	0000000000.	0000000000.	0000000000.	0000000000.
	Level 1	Level 2	Level 3	Total
Sears Holdings Corporation Common Stock	$226,941			$226,941

Registered Investment Companies
Small Cap	18,334,437			18,334,437
Mid Cap	8,958,294			8,958,294
Large Cap	79,844,783			79,844,783
International	14,777,574			14,777,574
Bond	9,717,885			9,717,885

Common/Collective Trust Funds
Target Date		52,025,549		52,025,549
Stable Return Fund		42,804,958		42,804,958
Stable Value Money Market		7,133		7,133

Total Assets at Fair Value	$131,859,914	$94,837,640	$0	$226,697,554

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 4. Fair Value Measurements (Continued)

The following table sets forth by level and major category within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Sears Holdings Corporation Common Stock	$445,303			$445,303

Registered Investment Companies
Small Cap	19,686,675			19,686,675
Mid Cap	7,233,183			7,233,183
Large Cap	83,771,911			83,771,911
International	17,560,726			17,560,726
Bond	9,127,549			9,127,549

Common/Collective Trust Funds
Target Date		50,777,127		50,777,127
Stable Value		42,799,801		42,799,801
Stable Value Money Market		13,241		13,241

Total Assets at Fair Value	$137,825,347	$93,590,169	$0	$231,415,516

As of December 31, 2011, there were no significant transfers between Level 1 and Level 2 assets.

For December 31, 2011, for investments in certain entities that calculate the net asset value per share as the investment’s fair value measurement, the following table provides an overview, by major category, of the nature and risks associated with such investments as well as whether it’s probable those investments will be sold at amounts different from their reported net asset value per share based on redemption restrictions, if any.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 4. Fair Value Measurements (Continued)

			Redemption
		Unfunded	Frequency (if	Redemption
	Fair Value	Commitments	currently eligible)	Notice Period
Manning & Napier Retirement Target Investment Trust Funds (a)	$49,988,276	$—	Daily	See footnote
Manning & Napier Retirement Target Income Fund I (b)	2,037,273	—	Daily	See footnote
Wells Fargo Stable Return Fund N2 (c)	42,804,958	—	Daily	See footnote
RiverSource Trust Collective Inv Fund Money Market Fund I (e)	7,133	—	Daily	See footnote

Total	$94,837,640	$—

For December 31, 2010, for investments in certain entities that calculate the net asset value per share as the investment’s fair value measurement, the following table provides an overview, by major category, of the nature and risks associated with such investments as well as whether it’s probable those investments will be sold at amounts different from their reported net asset value per share based on redemption restrictions, if any.

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Manning & Napier Retirement Target Investment Trust Funds (a)	$49,242,155	$—	Daily	See footnote
Manning & Napier Retirement Target Income Fund I (b)	1,534,972	—	Daily	See footnote
RiverSource Trust Income Fund II (d)	42,799,801	—	Daily	See footnote
RiverSource Trust Collective Inv Fund Money Market Fund II (e)	13,241	—	Daily	See footnote

Total	$93,590,169	$—

(a)	This category includes investments in funds seeking capital growth with a mix of stocks, bonds and cash. The funds have medium to high risk level. The fair values of the investments in this category have been estimated using the net asset value per share of the investments. The redemption notice period is up to 12 months.
(b)	This category includes investments in funds seeking protection of capital while generating income by investing in a modest mix of stocks, bonds and cash. The underlying fund maintains a minor stock position to add potential growth when equity market risk is low; however, this approach clearly favors stability over growth. The fund has medium to high risk level and may be for investors who plan to retire in the near future or are already retired. The fair value of the investments in this category has been estimated using the net asset value per share of the investments. The redemption notice period is up to 12 months.
(c)	This fund’s principle objective is to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. To achieve this, the fund invests in instruments, such as guaranteed investment contracts, which are not expected to experience significant price fluctuations in most economic or interest rate environments, however; there is no assurance that the objective can be achieved. The fair value of the investments in this category has been estimated using the net asset value per share of the investments. There are no restrictions within the fund related to frequency. The redemption notice period is up to 12 months.
(d)	This category includes investments in funds seeking to preserve principal and income while maximizing current income. The fund invests in a diversified pool of high quality bonds together with book value contracts and traditional insurance contracts, of varying maturity, size and yield. The fund also invests in short-term investments and the RiverSource Trust Stable Capital Fund I which invests primarily in U.S. government-backed bonds together with book value contracts. The fair value of the investments in this category has been estimated using the net asset value per share of the investments. There are no restrictions within the fund related to frequency or notice periods for redemptions out of the fund, however; the fund may take up to twelve (12) months to fulfill a 100% payout.
(e)	This category invests in commercial paper, certificates of deposit, and fixed timed deposits. At least 20% of the portfolio is invested in obligations that mature on the following business day and 80% in payable on demand securities or a maturity date of 91 days or less. There are no restrictions within the fund related to frequency or notice periods for redemptions out of the fund, however; the fund may take up to 91 days to fulfill a 100% payout.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 5. Related-Party Transactions

The Plan maintains certain investments in shares of registered investment companies and common/collective trust funds which are managed by affiliates of Wells Fargo Institutional Retirement and Trust, the Plan’s trustee. Also, the Plan invests in Holdings Common Stock. These transactions qualify as party-in-interest transactions.

The Plan held 7,141 shares of Holdings Common Stock with a fair value of $226,941 at December 31, 2011. The Plan held 6,171 shares of Holdings Common Stock with a fair value of $445,303 at December 31, 2010. Holdings has not paid a dividend on its Common Stock since inception.

Certain accounting and administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. In addition, the Company pays certain outside administrative expenses of the Plan.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 7. Tax Status

Effective January 1, 2009, the Plan was amended and restated to incorporate amendments since the last amendment and restatement of the Plan in February, 1992. As part of the restatement the Plan adopted various tax code changes as a result of the passing of the Pension Protection Act of 2006. The incorporation of the amendments and the provisions of the Pension Protection Act of 2006 did not result in any significant changes to the Plan as restated.

The Plan obtained its latest determination letter on April 24, 2010 in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt at the financial statement date.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2008.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$228,600,023	$234,101,394

Difference in:
Investments	2,987,263	2,801,150
Receivables – notes receivable from participants	(2,987,263)	(2,801,150)

Net assets available for benefits per the Form 5500	$228,600,023	$234,101,394

Lands’ End, Inc. Retirement Plan

        Plan number: 001

        FEIN: 41-6400338

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

( b ) Identity of Issue, Borrower, ( a ) Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Shares of registered investment companies:
PIMCO	Total Return Fund	**	$9,717,885
Fidelity	Small Cap Discovery	**	9,781,768
Dodge & Cox	Stock Fund	**	16,126,269
T. Rowe Price	Mid Cap Growth	**	5,228,025
T. Rowe Price	Growth Stock Fund	**	48,943,369
Columbia	Mid Cap Value Fund	**	3,730,269
Vanguard	Institutional Index Fund	**	13,775,389
Vanguard	Small-Cap Index Fund	**	8,552,669
American	EuroPacific Growth R5 Fund	**	14,777,574
Oppenheimer	Developing Markets Fund		999,756

			131,632,973

	Shares of common and collective trust funds:	**
Manning & Napier	Retirement Target 2050 Investment Trust Fund	**	2,778,798
Manning & Napier	Retirement Target 2040 Investment Trust Fund	**	7,714,367
Manning & Napier	Retirement Target 2030 Investment Trust Fund	**	20,194,757
Manning & Napier	Retirement Target 2020 Investment Trust Fund	**	13,926,015
Manning & Napier	Retirement Target 2010 Investment Trust Fund	**	5,374,339
Manning & Napier	Retirement Target Income Fund I	**	2,037,273
* Wells Fargo	Stable Return Fund N2	**	41,720,048

			93,745,597
* RiverSource Trust	Collective Inv Fund Money Market Fund I	**	7,133

			93,752,730

	Shares of common stock:
* Sears Holdings Corporation	Sears Holdings Stock	**	226,941

* Participants	Participant Loans (interest rates from 4.25% to 10.0%, Maturity through 2021)	**	2,987,263

			$228,599,907

*	Indicates a party-in-interest as defined by ERISA.
**	Not applicable for participant directed investments

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LANDS’ END, INC. RETIREMENT PLAN By: LANDS’ END, INC. RETIREMENT PLAN COMMITTEE Plan Administrator

By:	/s/ Tim Martin
Tim Martin, Member of Plan Committee and Senior Vice President & CFO of Lands’ End, Inc.

Date: June 25, 2012

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm.